UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-20924

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K   [ ] Form 20-F   [ ] Form 10-Q    [ ] Form N-SAR

               [X] Form 10-KSB

         For Period Ended: March 31, 2001

         [  ]     Transition Report of Form 10-K
         [  ]     Transition Report of Form 20-F
         [  ]     Transition Report of Form 11-K
         [  ]     Transition Report of Form 10-Q
         [  ]     Transition Report of Form N-SAR
         For the Transition Period Ended: ______________________________________

PART I --         REGISTRANT INFORMATION

Reconditioned Systems, Inc.
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Full Name of Registrant

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Former Name if Applicable

444 West Fairmont
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Address of Principal Executive Office (Street and Number)

Tempe, Arizona 85282
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate): [X]


(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date. The reason for the delay is that the Registrant changed auditors. On June 8, 2001, the Registrant's principal independent accountant, Semple & Cooper, LLP, sent a resignation letter to the Registrant. The letter did not state a reason for the resignation. Semple & Cooper verbally indicated that its decision to resign was based on a dispute over the fee agreed to in the Engagement Letter between the Registrant and Semple & Cooper for the Company's audit for the year ended March 31, 2001. Semple & Cooper's reports on the Registrant's financial statements for the past two years did not contain an adverse opinion or disclaimer of opinion, and were not modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Semple & Cooper on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The Registrant has authorized Semple & Cooper to respond fully to the inquiries, if any, of the successor accountant.

On June 22, 2001, the Registrant engaged Moffitt & Company, PC as its successor principal independent accountant to audit the Company's financial statements for the year ended March 31, 2001. The Registrant requires an extension on its 10-KSB in order to allow the successor auditor adequate time to complete the year-end audit.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Dirk D. Anderson                      (480)                    968-1772
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       (Name)                      (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 month or for such shorter period that the registrant was required to file such report(s) been filed? If answer
    is no, identify report(s).  [X]  Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
              [ ]   Yes     [X] No

    If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               RECONDITIONED SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   June 27, 2001               By:    /s/ Dirk D. Anderson
                                          _____________________________________
                                            Dirk D. Anderson

Instructions: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1000)